SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2024

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On September 23, 2024, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Acquisition of Desktop Metal Receives Support from Leading Proxy Advisory Firm – ISS,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The first five paragraphs and the section titled “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Desktop Metal, Inc. (“Desktop Metal”) filed with the SEC a proxy statement (the “Proxy Statement”) on August 15, 2024. Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement or any other document that Desktop Metal may file with the SEC. The definitive Proxy Statement has been mailed to shareholders of Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the Proxy Statement and other documents containing important information about Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Registrant will be available free of charge on the Registrant’s website at https://investors.nano-di.com/sec-filings-1/default.aspx.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on September 23, 2024, titled “Nano Dimension Acquisition of Desktop Metal Receives Support from Leading Proxy Advisory Firm – ISS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 23, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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